[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

May 12, 2014

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Blue Hills Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-194486)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Blue Hills Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 11:00 a.m. on May 14, 2014, or as soon thereafter as may be practicable.

Very Truly Yours,

By:	/s/ Patricia McJoynt
Name: Patricia McJoynt
Title: Managing Director